Exhibit 21.1

List of Principal Subsidiaries and Variable Interest Entities of the Registrant

Principal Subsidiaries	Place of Incorporation
Green Grass International Ecological Technology Development Co., Ltd.	British Virgin Islands
Green Grass Hong Kong Ecological Technology Development Co., Ltd.	Hong Kong
Green Grass Yuan (Beijing) Technology Development Co., Ltd.	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Inner Mongolia Green Grass Yuan Ecological Technology Development Co., Ltd.	PRC
Beijing Rongshiyuan Ecological Technology Development Co., Ltd.	PRC